July 29, 2016

VIA EDGAR CORRESPONDENCE

Ms. Marianne Dobelbower
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 371

Dear Ms. Dobelbower,

We are writing in response to oral comments provided to Daphne Chisolm with respect to the registration statement (the "Registration Statement") filed by the Trust on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). On behalf of the Trust, we have set out below the SEC staff's comment on the Registration Statement, along with the Trust's responses to those comments.

All Funds -- Prospectus

1.	Comment: Confirm that each Fund is in compliance with Rule 35d-1.
Response: We believe that each Fund is in compliance with Rule 35d-1.

2.	Comment: Please consider whether the disclosure regarding securities lending is necessary.
Response: We have revised the disclosure consistent with this comment.

3.     Comment: Please provide more specific disclosure on methodology of the Underlying Index.
Response: We have revised the disclosure consistent with this comment.

4.     Comment: Please disclose how often each Fund is rebalanced.
Response: We have revised the disclosure consistent with this comment.

5.     Comment: Consider combining the disclosure for "Custody Risk" and "Foreign Security Risk".
Response: We believe that the current disclosure satisfies Form N-1A requirements.

    6.     Comment: Please add additional disclosure in the paragraph entitled "Performance Information."
Response: We believe that the current disclosure satisfies Form N-1A requirements.

7.     Comment: Please include Item 9 disclosure.
Response: We have revised the disclosure consistent with this comment.

8.     Comment: Please consider whether single country risk is necessary.
Response: We have revised the disclosure consistent with this comment.

9.     Comment: Please confirm whether or not leverage is a principal investment strategy of the Funds.

Response: Leverage currently is not a principal investment strategy of the Funds.

Global X Global X Education Thematic ETF

10.     Comment: Consider adding disclosure regarding the risk of investing in the Consumer Discretionary sector.
Response: We have revised the disclosure consistent with this comment.

11.	Comment: Please add clarifying disclosure in the paragraphs entitled "Investable Universe of Companies Risk" and "Passive Investment Risk."
Response: We believe that the current disclosure satisfies Form N-1A requirements.

12.     Comment: Please provide clarifying disclosure concerning "Risks Related to Investing in Education Companies."
Response: We have revised the disclosure consistent with this comment..

13.     Comment: Please consider deleting "Valuation Risk."
Response: We believe that the current disclosure satisfies Form N-1A requirements.

Global X FinTech Thematic ETF

14.     Comment: Please confirm that the Fund invests in the securities of companies.
Response: The Fund invests in the securities of companies.

15.     Comment: Please provide clarifying disclosure concerning "Risks Related to Investing in Fintech Companies."
Response: We have revised the disclosure consistent with this comment.

Global X Internet of Things Thematic ETF

16.     Comment: Please provide clarifying disclosure concerning "Risks Related to Investing in Internet of Things Companies."
Response: We have revised the disclosure consistent with this comment.

Global X Robotics & Artificial Intelligence Thematic ETF

17. Comment: Please provide clarifying disclosure concerning "Risks Related to Investing in Robotics & Artificial Intelligence Companies."
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

18.     Comment: Please confirm whether or not the use of derivatives is a principal investment strategy of the Funds.
Response: The use of derivatives currently is not a principal investment strategy of the Funds.

19.     Comment: Please confirm whether or not the use of derivatives is a principal investment strategy.
Response: The use of derivatives is not a principal investment strategy.

The Trust acknowledges that:

•It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

The Trust has included disclosures in accordance with the foregoing response in a post-effective amendment to the Trust's registration statement, which the Trust filed via EDGAR today. Please fell free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel